First Trust Exchange-Traded Fund VI
                       120 East Liberty Drive, Suite 400
                            Wheaton, Illinois 60187


                                 June 15, 2017


VIA EDGAR CORRESPONDENCE
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


      Re: Developed International Equity Select ETF, Emerging Markets Equity Select ETF, Large Cap US Equity Select ETF, Mid Cap US Equity Select ETF, Small Cap US Equity Select ETF and US Equity Dividend Select ETF (the "Funds")

Ladies and Gentlemen:

      The undersigned, First Trust Exchange-Traded Fund VI (the "Registrant") and First Trust Portfolios L.P., the principal underwriter of the Funds, pursuant to the provisions of Rule 461 of the General Rules and Conditions of the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended, hereby respectfully request that the Commission grant acceleration of the effectiveness of Post-Effective Amendment No. 75 to the Registrant's Registration Statement on Form N-1A (Registration No. 333-174332), filed on June 15, 2017, so that the same may become effective at 12:00 p.m., Eastern Time on June 16, 2017 or as soon thereafter as practicable.

                                          Very truly yours,


                                          First Trust Exchange-Traded Fund VI

                                          By: /s/ W. Scott Jardine, Secretary
                                             ---------------------------------
                                                  W. Scott Jardine, Secretary


                                          First Trust Portfolios L.P.

                                          By: /s/ W. Scott Jardine, Secretary
                                             ---------------------------------
                                                  W. Scott Jardine, Secretary